Northport Capital Inc.
#1100-1200 W. 73rd Ave.
Vancouver, BC, Canada V6P 6G5

June 7, 2007

VIA OVERNIGHT DELIVERY and EDGAR

Song P. Brandon, Esq.
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

MAIL STOP 6010

Re:	Northport Capital Inc. (the “Company”)
Registration Statement on Form SB-2/A 4
File Number 333-137300

Dear Ms. Brandon:

     This is in response to the staff’s comment letter of May 3, 2007, regarding the Registration Statement on Form SB-2/A 3 filed on behalf of Northport Capital Inc. (the “Company”) on April 23, 2007. Please find enclosed:

(i)	one (1) copy of Amendment 4 to the Company’s Form SB-2 filed on EDGAR on June 7, 2007; and

(ii)	one (1) copy of the marked version of such Form SB-2.

     The response set forth below refers to the marked version of Amendment 4 to the Form SB-2 filed herewith.

Risk Factors

1.

We note your response to comment 4 and reissue the comment. You have not provided disclosure in this section or the liquidity and capital resources section concerning how long you anticipate that your current cash resources will continue to fund your operations. Your statement that the “above actions will allow the Company to continue operations through the next fiscal year” is confusing as written as one is unable to determine what operating and financial requirements have been revised and how this may affect you results of operations. In addition, it is unclear whether the statement concerning actions taken refers to your pursuit of “additional funding and potential merger and acquisition candidates and strategic partners…” and whether the continued viability of the company through the next fiscal year is dependent on additional funding, mergers or acquisitions that have not been received or entered into date.

We have amended the disclosure as requested on page 9 as follows:

As reflected in the accompanying financial statements, the Company has an accumulated deficit of $677,993 at March 31, 2007. The Company had an accumulated deficit of $590,400 at its year end of December 31, 2006. The Company’s current liabilities also exceed its current assets by $532,282 and the Company used cash in operations during the three month period ended March 31, 2007 of $118,877. These factors raise substantial doubt about our ability to continue as a going concern. In view of the matters described above, continued operation of the Company is dependent upon the Company’s ability to raise additional capital, reduce its operating expenses, obtain financing and succeed in its future operations Management is taking steps to revise its operating and financial requirements, which it believes will be sufficient to provide the Company with the ability to continue operations. During the most recent three month period, loans from two shareholders totaling $267,251 were provided to us for use as working capital. No specific repayment terms have been finalized in respect to such loans. Management believes that such financing, combined with expense reduction programs being initiated, will allow us to continue operations for the remainder of 2007. The Company is actively pursuing additional funding and potential merger or acquisition candidates and strategic partners, which would enhance stockholders’ investment.

Business of the company, general

2.

We note your response to comment 5 (“We note your response to comment 26 and your supplemental response that you have retained reference to Lenovo’s excellent relationship with the Yingkou tax bureau since such fact was state to you independently by the Yingkou tax bureau management. Please revise your disclosure on page 34 where you discuss Lenovo’s relationship with the Yingkou tax bureau to provide similar disclosure.”), however we are unable to locate your revisions. In this regard, we also note the absence of page numbers, please advise or revise.

We have amended the disclosure to include page numbers. Accordingly, please see our revised disclosure regarding Lenovo’s relationship with the Yingkou tax bureau in last sentence of the second paragraph under “Business Operations” on page 36 of the amendment.

Management’s Discussion and Analysis or Plan of Operations, page 35

Fiscal Year Ended December 31, 2006 Compared to Fiscal Year Ended December 31, 2005, page 41

3.

Please revise your disclosure here to provide the reason for the decrease in revenues between 2005 and 2006, and quantify the factors attributing to the decrease to the extent necessary. Look to incorporate the subscription information include on page 38, but also augment that discussion to include to better link those subscription numbers to the actual decreases in revenue.

We have amended our disclosure on page 41 as follows:

Revenues of Dalian Beigang have decreased for the following reasons; since 2005, approximately 7% of subscribers cease business every year and do not re-subscribe; approximately 5% of business subscribers merge with other entities, change their core business or move operations outside of Dalian city; and an average of 3% of all subscribers default on payment of fees even though the company has extended payment grace terms. As explained above, new subscribers pay annual fees of 1200 Yuan and thereafter, the annual fees incrementally decrease over three years until they reaches a base of 600 Yuan per annum. Because the company has had insufficient working capital to actively promote non-subscribers in Dalian, there have been fewer new subscribers at the high annual rate and substantial percentage of subscribers at reduced rates. Subscriber numbers were 10,237 as at December 31, 2005 (which included 169 new subscribers that year); and 8562 as at December 31, 2006(which included 102 new subscribers during 2006).

Northport Capital, Inc. – Financial Statements – December 31, 2006

General

4.

Please explain to us why you continue to include the interim financial statement for June 30, 2006 and September 30, 2006 for Northport Capital, Inc. given you have updated to include the annual financial statements that encompass those interim periods.

We have deleted the financials for the periods ended September 30, 2006, and June 30, 2006. We have added our financial statements for the period ended March 31, 2007, and commented thereon in the revision to our SB-2 document.

     Please contact the undersigned and James Vandeberg of the Otto Law Group, PLLC, at fax number (206) 262-9513 with any further comments or to confirm that the Staff will not have any further comments on the Form SB-2. Thank you.

Sincerely,
Northport Capital Inc.

/s/ James Wang
James Wang
Chief Financial Officer